EXHIBIT 21.1

INDEPENDENT BANK GROUP, INC.

LIST OF SUBSIDIARIES

	Name	State of Incorporation
Parent:	Independent Bank Group, Inc.	Texas

Banking Subsidiary:	Independent Bank	Texas

Nonbanking Subsidiaries:	IBG Adriatica Holdings, Inc.	Texas
	IBG Aircraft Acquisition, Inc.	Texas
	IBG Real Estate Holdings, Inc.	Texas
	IB Trust I	Delaware
	IB Trust II	Delaware
	IB Trust III	Delaware
	IB Centex Trust I	Delaware
	Community Group Statutory Trust I	Delaware